July 1, 2025

Raza Bokhari
Executive Chairman and Chief Executive Officer
Medicus Pharma Ltd.
300 Conshohocken State Rd. Suite 200
W. Conshohocken, PA 19428

       Re: Medicus Pharma Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 13, 2025
           File No. 001-42408
Dear Raza Bokhari:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Christopher J. Cummings